July 27, 2009
(858) 646-8032
Via EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Jeffrey P. Riedler
Assistant Director
100 F Street N.E.
Washington, D.C. 20549
Re:	Quidel Corporation Form 10-K for the fiscal year ended 12/31/2008, filed 2/27/2009 File No. 000-10961
Ladies and Gentlemen:
     On behalf of Quidel Corporation (“Quidel”), we hereby submit for filing in electronic form via the EDGAR system this correspondence in response to the comments of the staff of the Commission (the “Staff”) set forth in the letter, dated July 20, 2009 (the “Comment Letter”), from Jeffrey P. Riedler, Assistant Director.
     By this correspondence, we provide the following response to the Staff’s comments in the Comment Letter. The Staff’s comments are set forth in italics immediately prior to Quidel’s response. References in the response to “we,” “our” or “us” are to Quidel.
Form 10-K for the fiscal year ended December 31, 2008
Item 15. Exhibits and Financial Statement Schedules, page 46
1.	We note your response to our request to amend your filing to include the credit agreement with Bank of America, N.A. and all attachments previously omitted. You have indicated that the omitted schedules and attachments are immaterial. However, material contracts filed as exhibits pursuant to Item 601(b) (10) generally must include all related schedules and attachments. Therefore, please re-file the credit agreement and all schedules and attachments previously omitted with the filing of your next quarterly report on Form 10-Q.

Response: We advise the Staff that we have re-filed the credit agreement with Bank of America, N.A. including all schedules and exhibits previously omitted with our quarterly report on Form 10-Q filed with the Commission on July 23, 2009.

     In connection with the Company’s response to the Staff’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your consideration of our responses. Please direct any comments or questions regarding this filing to me at the number above. Thank you for your assistance.
Very truly yours,
/s/ John M. Radak
John M. Radak
Chief Financial Officer
Quidel Corporation
cc:	Douglas C. Bryant—Quidel Corporation

Brian Lane — Gibson, Dunn & Crutcher LLP.

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